VIA EDGAR AND FACSIMILE

May 26, 2010

United States Securities and Exchange Commission
Washington, D.C. 20549-4628

Attention: Mr. H. Roger Schwall

RE:	Silver Wheaton Corp. Form 40-F for the Fiscal Year Ended December 31, 2009 Filed on March 31, 2010 File No. 1-32482

Dear Mr. Schwall:

Please accept this request for an extension to respond to your comment letter of May 14, 2010.

We received your comment letter on May 19, 2010 and have commenced working with our auditors and counsel to ensure the completeness of our responses to these comments. However, additional time is required to coordinate this effort. Therefore, we would propose to provide our written response to you on or before June 21, 2010.

Should you have further questions, please address your letter to the undersigned.

Yours truly,

/s/ Gary Brown

Gary Brown
Chief Financial Officer

cc:	Curt Bernardi

Jim Barron
Deloitte & Touche LLP

Andrew Foley
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Jennifer Traub
Cassels Brock & Blackwell LLP